Exhibit 99.1
BUSINESS ACQUISITION REPORT

Item 1.	Identity of Company

1.1	Name and Address of Company

Kinross Gold Corporation (“Kinross”) 25 York Street, 17th Floor Toronto, ON M5J 2V5

1.2	Executive Officer

The name of the executive officer of Kinross who is knowledgeable about the significant acquisition and this Business Acquisition Report is:

Geoff Gold, Executive Vice President and Chief Legal Officer Telephone: (416) 365-5123

Item 2.	Details of Acquisition

2.1	Nature of Business Acquired

On September 17, 2010, Kinross acquired all of the issued and outstanding shares of Red Back Mining Inc. (“Red Back”) pursuant to a plan of arrangement in accordance with the s. 192 of the Canada Business Corporations Act (the “Arrangement”).

Red Back is a Canadian corporation with a portfolio of gold properties located in Africa. Red Back’s two key operations are the Chirano Gold Mine in Ghana and the Tasiast Gold Mine in Mauritania.

Further information regarding the Transaction may be found in the management information circular prepared by Kinross dated August 16, 2010, as supplemented by a supplement dated September 3, 2010, in connection with the special meeting of Kinross shareholders held on September 15, 2010 (the “Circular”). The Circular is available under Kinross’s SEDAR profile at www.sedar.com.

2.2	Date of Acquisition

September 17, 2010.

2.3	Consideration

Pursuant to the Arrangement, Kinross issued the former shareholders of Red Back 1.778 Kinross common shares and 0.11 of a Kinross common share purchase warrant (each whole warrant, a “Warrant”) for each Red Back common share. Each Warrant is exerciseable for a period of four years following the completion of the Arrangement at an exercise price of US$21.30 per Kinross common share.

Each Red Back stock option (each, a “Red Back Option”), which previously gave the holder the right to acquire one common share of Red Back on exercise thereof which had not been duly exercised prior to the effective date of the Arrangement, was exchanged for a fully vested option (each, a “Replacement Option”) to purchase from Kinross the number of Kinross common shares (rounded down to the nearest whole share) equal to: (i) the Option Exchange Ratio (being 1.81) multiplied by (ii) the number of Red Back common shares subject to such Red Back Option immediately prior to the effective date of the Arrangement. Such Replacement Option provides for an exercise price per Kinross Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per Red Back common share otherwise purchasable pursuant to such Red Back Option; divided by (y) the Option Exchange Ratio (being 1.81).

2.4	Effect on Financial Position

Kinross intends to undertake immediately an extensive development program to expand the Tasiast operation. Kinross currently anticipates completing this expansion program within approximately 36 months, with a view to commencing operations at a new 60,000 tonne per day mill in the fourth quarter of 2013. For further information, please see Kinross’ press releases issued on September 1, 2010 and September 7, 2010.

2.5	Prior Valuations

None.

2.6	Parties to Transaction

The transaction was not with an informed person, associate or affiliate of Kinross.

2.7	Date of Report

November 29, 2010.

Item 3.	Financial Statements

Attached to this Business Acquisition Report as Schedule A, Schedule B, Schedule C and Schedule D, respectively are:

(a) the consent of PricewaterhouseCoopers LLP to the incorporation of their audit report on the audited consolidated financial statements of Red Back for the year ended December 31, 2009;

(b) the audited consolidated financial statements of Red Back for the year ended December 31, 2009, including consolidated balance sheets as at December 31, 2009 and December 31, 2008 and the consolidated statements of income and retained earnings and deficit, cash flows and comprehensive income for the years then ended, together with the notes thereto and the auditors’ reports thereon;

(c) the unaudited interim financial statements of Red Back for the three and six month period ended June 30, 2010, including consolidated balance sheets as at June 30, 2010 and June 30, 2009 and consolidated statements of income and retained earnings and deficit, cash flows and comprehensive income for the three and six months ended June 30, 2010 and June 30, 2009, together with the notes thereto; and

(d) the unaudited pro forma condensed consolidated financial statements of Kinross consisting of the consolidated statements of operations for the six months ended June 30, 2010 and for the year ended December 31, 2009, together with the notes thereto.

SCHEDULE A
AUDITOR’S CONSENT

To Kinross Gold Corporation:

We have read the business acquisition report of Kinross Gold Corporation (the “Company”) dated November 29, 2010 relating to the acquisition of Red Back Mining Inc. (“Red Back”).  We have complied with Canadian generally accepted standards for an auditor’s involvement with  offering documents.

We consent to the use in the above-mentioned business acquisition report of our report to the shareholders of Red Back on the consolidated balance sheets of Red Back as at December 31, 2009 and 2008 and the consolidated statements of income and retained earnings (deficit), cash flows, and comprehensive income (loss) for the years then ended. Our report is dated February 25, 2010.

(Signed) PricewaterhouseCoopers LLP
Chartered Accountants

Vancouver, British Columbia
November 29, 2010

SCHEDULE B
AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF RED BACK
FOR THE YEAR ENDED DECEMBER 31, 2009

(See attached)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements have been prepared by and are the responsibility of the management of the Company.

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, using management’s best estimates and judgments based on currently available information.

The Company maintains an appropriate system of internal controls to provide reasonable assurance that financial information is accurate and reliable and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors carries out its responsibility for the consolidated financial statements principally through its Audit Committee, comprised of independent directors. The Audit Committee reviews the Company’s annual consolidated financial statements and recommends their approval to the Board of Directors. The Company’s auditors have full access to the Audit Committee, with and without management being present.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

“Richard Clark”	“Alessandro Bitelli”

Richard Clark	Alessandro Bitelli
President & Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia February 25, 2010

PricewaterhouseCoopers LLP Chartered Accountants PricewaterhouseCoopers Place 250 Howe Street, Suite 700 Vancouver, British Columbia Canada V6C 3S7 Telephone +1 604 806 7000 Facsimile +1 604 806 7806

Auditors’ Report

To the Shareholders of
Red Back Mining Inc.

We have audited the consolidated balance sheets of Red Back Mining Inc. as at December 31, 2009 and December 31, 2008 and the consolidated statements of income and retained earnings and deficit, cash flows, and comprehensive income for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2009 and December 31, 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia
February 25, 2010

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate legal entity.

RED BACK MINING INC.
CONSOLIDATED BALANCE SHEETS
(in Thousands of United States Dollars)

	December 31, 2009	December 31, 2008

ASSETS
Current assets
Cash and cash equivalents	$150,471	$22,205
Accounts receivable	32,795	15,179
Marketable securities (Note 4)	-	28,966
Inventories (Note 5)	76,779	45,132
Prepaid expenses	2,298	397
	262,343	111,879

Deferred charges	490	-
Property, plant and equipment (Note 6)	269,246	208,425
Mineral properties and related expenditures (Note 7)	429,052	381,398

	$961,131	$701,702

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$43,256	$36,837
Bank loan (Note 8)	-	28,000
Taxes payable	929	-
	44,185	64,837

Non current liabilities
Asset retirement obligations (Note 9)	11,492	9,768
Future income tax liability (Note 13)	55,000	49,117
Other liabilities	2,073	-
	68,565	58,885

Minority interest	1,008	-

Shareholders’ equity
Share capital (Note 10)	758,243	607,914
Contributed surplus (Note 11)	7,201	10,506
Accumulated other comprehensive income	15,099	1,892
Retained earnings (deficit)	66,830	(42,332)
	847,373	577,980

	$961,131	$701,702

Contingency and commitments (Notes 13 and 15)

Approved by the Board:

“Richard P. Clark”	“Lukas H. Lundin”

Director	Director

See accompanying notes to consolidated financial statements.

RED BACK MINING INC.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (DEFICIT)
(in Thousands of United States Dollars)

	Year Ended	Year Ended
	December 31, 2009	December, 31 2008

Gold revenue	$318,389	$223,660

Costs and expenses
Operating	125,070	110,537
Depreciation and amortization	57,606	43,972
Accretion	391	503
Royalties	17,552	6,710

Profit from mining operations	117,770	61,938

Depreciation	18	20
General and administrative	11,314	7,247
Interest expense and bank charges	642	673
Stock based compensation	8,998	3,999
Write-off of exploration costs	2,110	849
Interest income	(1,248)	(877)
	21,834	11,911

Income before the undernoted items	95,936	50,027

Foreign exchange gain	6,190	5,659
Gain on sale of marketable securities	3,020	1,708
Other income	13,174	-

Income before income taxes	118,320	57,394

Current income tax expense	(1,621)	-
Future income tax recovery (expense)	(6,529)	4,507
	(8,150)	4,507

Net income before minority interest	110,170	61,901

Minority interest	(1,008)	-

Net income	109,162	61,901

Deficit, beginning of the year	(42,332)	(104,233)

Retained earnings (deficit), end of the year	$66,830	$(42,332)

Income per common share – basic	$0.48	$0.33

Weighted average number of shares outstanding - basic	227,412,339	189,386,214

Income per common share – diluted	$0.48	$0.32

Weighted average number of shares outstanding - diluted	228,976,372	190,702,308

See accompanying notes to consolidated financial statements.

RED BACK MINING INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in Thousands of United States Dollars)

	Year Ended	Year Ended
	December 31, 2009	December 31, 2008
Cash flows from (used in) operating activities
Net income	$109,162	$61,901
Items not affecting cash
Amortization and depreciation	57,624	43,992
Accretion	391	503
Deferred charges	210	-
Foreign exchange gain	(6,190)	(5,659)
Future income taxes	6,529	(4,507)
Gain on sale of marketable securities	(3,020)	(1,708)
Minority interest	1,008	-
Stock based compensation	6,589	3,999
Write off of exploration costs	2,110	849
	174,413	99,370
Net changes in non-cash working capital items
Accounts receivable and prepaid expenses	(19,517)	(4,861)
Inventories	(31,647)	(16,693)
Accounts payable and accrued liabilities	8,434	8,272
	131,683	86,088
Cash flows from (used in) investing activities
Mineral properties and related expenditures	(85,975)	(77,268)
Purchase of property, plant and equipment	(83,958)	(99,250)
Purchase of marketable securities	-	(31,648)
Proceeds from the sale of marketable securities	26,297	5,775
	(143,636)	(202,391)
Cash flows from (used in) financing activities
Common shares issued, net of cash issue costs	144,478	49,355
Debt issue (repayments)	(28,000)	28,000
Deferred charges	(700)	-
	115,778	77,355
Effect of exchange rate changes on translation of cash denominated in a currency other than the US dollar	24,441	(1,677)

Increase (decrease) in cash and cash equivalents	128,266	(40,625)

Cash and cash equivalents, beginning of the year	22,205	62,830

Cash and cash equivalents, end of the year	$150,471	$22,205

See accompanying notes to consolidated financial statements.

RED BACK MINING INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in Thousands of United States Dollars)

	Year Ended	Year Ended
	December 31, 2009	December 31, 2008

Net income	$109,162	$61,901
Gain on marketable securities reclassified to net income on realization	(5,044)	-
Foreign exchange gain on net assets denominated in other than US dollars reclassified to net income on realization	(6,190)	(5,659)
Unrealized gain on marketable securities available for sale, net of applicable future income taxes	-	5,044
Unrealized foreign exchange gain (loss) on net assets denominated in other than the US dollar	24,441	(6,069)
Total other comprehensive income	13,207	(6,684)

Comprehensive income	$122,369	$55,217

See accompanying notes to consolidated financial statements.

RED BACK MINING INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(Tables in Thousands of United States Dollars)

1.	Nature of Operations and Basis of Presentation

Red Back Mining Inc. (“Red Back” or the “Company”) is a mineral resource corporation engaged in operating, exploring, acquiring and developing mineral properties. The Company currently owns two gold mines in West Africa. In Ghana, it holds a 100% interest in the Chirano Gold Mine (“Chirano”). The Government of Ghana has the right to acquire a 10% ownership of Chirano Gold Mines Limited, at no cost. In Mauritania, the Company holds a 100% interest in the Tasiast Gold Mine (“Tasiast”). The Company also holds various other exploration properties in Ghana, Mauritania and Côte d’Ivoire.

2.	Changes in Accounting Policies

Effective January 1, 2009, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) standard issued under Section 3064 of the Handbook, “Goodwill and Intangible Assets,” which replaces Section 3062, “Goodwill and Other Intangible Assets.” This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the adoption of this standard, CICA Emerging Issues Committee Abstract 27, “Revenues and Expenditures in the Pre-operating Period” (“EIC-27”), was withdrawn. Adoption of this standard did not have a significant effect on the Company’s financial statements.

3.	Significant Accounting Policies

(a) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. The Company’s material subsidiaries are Red Back Mining Ghana Limited and Chirano Gold Mines Limited (100% owned Ghanaian companies), and Tasiast Mauritanie Limited SA (100% owned Mauritanian company). All inter-company balances and transactions have been eliminated upon consolidation.

As detailed in Note 7, the Company currently holds 100% of Chirano Gold Mines Limited (“CGML”), which owns the Chirano Gold Mine. Upon the Government of Ghana exercising its right to back-in to a 10% ownership of CGML, at no cost, the Company will hold a 90% interest in CGML with the Government of Ghana holding 10%. Accordingly, the Company recognizes a minority interest of 10% on the retained earnings of CGML.

(b) Foreign Currencies

The US dollar is the reporting currency of the Company.

The assets and liabilities of self-sustaining operations which are denominated in a currency other than the US dollar are translated at year-end exchange rates, and revenues and expenses are translated at the average exchange rates. Differences arising from these foreign currency translations are reported as other comprehensive income.

(c)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

Significant areas where management’s judgment is applied include: estimated lives of mining assets, asset retirement obligations, future income tax balances and rates, stock based compensation valuation assumptions and asset impairment considerations.

(d)	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, marketable securities, accounts payable and accrued liabilities, and bank loans. Cash and cash equivalents and marketable securities are classified as available for sale financial assets, recognized at fair value with any unrealized gain or loss recorded in other comprehensive income. The fair value of all other financial instruments approximates their carrying values, due to their short-term maturity or capacity of prompt liquidation.

CICA Handbook section 3862 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair values. The Company’s financial instruments as at December 31, 2009 classified as “Level One - Quoted prices in active markets” are cash and cash equivalents. Accounts receivable, accounts payables and accrued liabilities are classified as “Level Two - Inputs other than quoted prices that are observable for the assets and liabilities either directly or indirectly”.

Additional disclosure required under Section 3862 can be found in the Management Discussion and Analysis for the year ended December 31, 2009, filed with securities regulators together with the these financial statements, under the section titled “Financial Instruments and Related Risks”.

(e)	Cash and Cash Equivalents

Cash and cash equivalents may include cash on hand, term deposits and short-term highly liquid investments which are readily convertible to known amounts of cash within three months of purchase and which, in the opinion of management, are subject to an insignificant risk of changes in value.

(f)	Inventories

Inventories consist of finished gold inventory, stockpile ore, gold-in-circuit inventories, and materials and supplies. Inventories are valued at the lower of average production cost and net realizable value.

For stockpile ore and gold-in-circuit inventories, net realizable value is determined taking into account a reasonable allowance for further processing and sales costs. Net realizable value for materials and supplies inventories is determined based on current replacement cost.

When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed.

(g)	Mineral Properties and Related Expenditures

Direct mineral exploration, evaluation and development costs until such time as an economic ore body is defined or the project is abandoned and the estimated fair value of any related asset retirement obligations (Note 3(k)) are capitalized on an individual project basis. Costs for a producing project, net of residual or salvage values, are amortized on a unit-of-production method based on the estimated life of the ore reserves, while costs for properties abandoned are written off.

The recoverability of the amounts capitalized for undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company’s interest in the underlying mineral properties, the ability to obtain the necessary financing to complete their development and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyance history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

(h)	Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Repairs and maintenance expenditures are charged to operations as incurred. Major improvements and replacements, which extend the useful life of an asset, are capitalized. Mine property, plant and machinery, net of residual or salvage value, are amortized on a straight line basis over the life of the mines. Other plant and equipment is depreciated on a straight-line basis, net of residual value, over the estimated useful life of the asset.

(i)	Long-lived Assets Impairment Assessments

The Company reviews and evaluates the recoverability of mineral properties and related expenditures, property, plant and equipment at the end of each reporting period and when events and circumstances indicate that an impairment event may have occurred. This evaluation is based on forecasted future net cash flows, on an undiscounted basis, from each mine and development property using estimated recoverable ounces of gold (considering current proven and probable reserves and the portion of mineralization which is expected to become reserves), estimated future gold prices (considering historical and current prices, price trends and related factors), and estimated operating, capital and reclamation costs. An impairment charge is recorded if the undiscounted future net cash flows are less than the carrying amount. Reductions in the carrying value of property, plant and equipment, with a corresponding charge to earnings, are recorded to the extent that the estimated future net cash flows on a discounted basis are less than the carrying value.

Estimates of future cash flows are subject to risks and uncertainties and it is reasonably possible that changes in future conditions could occur which may affect the recoverability of property, plant and equipment.

(j)	Stripping Costs

Stripping costs in the pre-production phase are capitalized while, after commencement of production, they are accounted for as variable production costs to be included in the costs of inventory produced, unless the stripping activity can be shown to be a betterment of the mineral property, in which case stripping costs are capitalized. Betterment occurs when stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalized stripping costs are amortized on a units-of-production basis over the proven and probable reserves to which they relate.

(k)	Asset Retirement Obligations

The Company recognizes a liability for material legal or contractual obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs are recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to remeasurement at each reporting period. It is possible that the Company’s estimate of its ultimate reclamation liabilities could change as a result of changes in regulations, the extent of environmental remediation required or completed, the means of reclamation or changes in cost estimates.

(l)	Future Income Taxes

Future income tax assets and liabilities are calculated using the liability method of accounting for all temporary differences between the carrying amounts of assets and liabilities and their corresponding tax bases. Future income tax assets attributable to temporary differences and unused tax losses are recognized only to the extent that it is more likely than not that the asset will be realized. Future income tax assets and liabilities are measured using the enacted or substantially enacted rates and laws that are expected to apply when these assets and liabilities will be either realized or settled.

(m)	Share Capital

Share capital issued for non-monetary consideration is recorded at an amount based on fair value reduced by an estimate of transaction costs normally incurred when issuing shares for cash.

(n)	Revenue Recognition

Revenue is recorded when there is persuasive evidence that an arrangement exists, the selling price is fixed and determinable, collectability is reasonably assured and when title and the risks and rewards of ownership pass to the buyer. Adjustments to these amounts are made after final prices, weights and assays are established.

(o)	Stock-Based Compensation

The fair value of stock appreciation rights (“SAR’s”) is calculated using the intrinsic method and reflects the net increase in the price of Red Back common shares from the time of grant to the time of exercise of the SAR’s. Changes in the intrinsic value are recorded as an expense/recovery on a straight-line basis over their graded vesting periods and the credit is recorded as a liability as the SAR’s vest.

The fair value of deferred share units (“DSU’s”) is calculated using the intrinsic method and is based on the value of Red Back common shares from the time of grant to the time of exercise of the DSU’s. Changes in the intrinsic value are recorded as an expense/recovery on a straight-line basis over their graded vesting periods and the credit is recorded as a liability as the DSU’s vest.

The fair value of stock option grants is calculated using the Black-Scholes model and takes into account a number of variables, including the exercise price, the expected dividends on the stock, the Company’s share price and its expected volatility, the expected forfeiture rates and expected life of the options, and the risk-free interest rate over the options expected life. It is recorded as an expense on a straight-line basis over their graded vesting periods and the credit is recorded to contributed surplus. The fair value is subsequently transferred to share capital on exercise of the related option. Cash consideration received when options are exercised is credited to capital stock. The volatility assumptions take into consideration both historical and implied volatility of the Company’s share price. The forfeiture rate is estimated based on historical and expected future forfeitures rates, adjusted when the actual forfeiture rate differs from the expected rate. The expected life of the options takes into consideration historical data regarding the timing of exercise by option holders. The risk-free rate is based on the yields of government of Canada bonds with a remaining life equivalent to the expected life of the options.

(p) Earnings Per Share

Earnings per share are calculated by dividing net income for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share are calculated using the treasury stock method which, for purposes of determining the weighted average number of shares outstanding, assumes that the proceeds to be received on the exercise of the stock options and warrants are applied to repurchase common shares at the average market price for the year. When a loss is incurred, basic and diluted loss per share is the same because the inclusion of common share equivalents would be anti-dilutive.

(q) Certain of the 2008 balances have been reclassified to conform to this year’s presentation.

4.	Marketable Securities

Marketable securities consisting of 62,090,407 shares in Mineral Deposits Limited were sold during the year realizing a $3.0 million gain on disposition. The Company did not hold marketable securities at December 31, 2009.

5.	Inventories

	December 31,
	2009	2008

Stockpile ore	$28,580	$17,190
Gold in circuit	3,442	2,840
Gold in safe	4,718	2,429
Materials and supplies	40,039	22,673
	$76,779	$45,132

6.	Property, Plant and Equipment

	December 31, 2009			December 31, 2008

	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value

Plant and equipment	$287,540	$39,706	$247,834	$141,218	$21,035	$120,183
Motor vehicles	4,284	2,406	1,878	2,819	1,801	1,018
Buildings	11,475	1,921	9,554	7,882	1,116	6,766
Construction in progress	9,980	-	9,980	80,458	-	80,458
	$313,279	$44,033	$269,246	$232,377	$23,952	$208,425

7.	Mineral Properties and Related Expenditures

	Chirano	Tasiast	Other Projects	Total
Balance, December 31, 2007	$79,563	$248,668	$6,670	$334,901
Exploration and evaluation costs	12,338	13,139	285	25,762
Development expenditure	42,442	8,978	-	51,420
Change in estimated asset retirement obligations	-	207	-	207
Amortization	(8,327)	(21,716)	-	(30,043)
Write-off of deferred exploration costs	-	-	(849)	(849)
Balance, December 31, 2008	$126,016	$249,276	$6,106	$381,398
Exploration and evaluation costs	6,302	15,868	2,206	24,376
Development expenditure	49,207	12,392	-	61,598
Change in estimated asset retirement obligations	-	1,333	-	1,333
Amortization	(13,765)	(23,779)	-	(37,544)
Write-off of deferred exploration costs	-	-	(2,110)	(2,110)
Balance, December 31, 2009	$167,760	$255,090	$6,202	$429,052

Included in the above balance for Chirano are $32.1 million (December 31, 2008: $7.9 million) of stripping costs incurred subsequent to commencement of production. Amortization of these costs amounted to $2.3 million (2008: $nil).

Chirano Gold Mine

The Chirano Gold Mine comprises one mining lease and one prospecting license held through the Company’s 100% subsidiary, CGML. Upon the Government of Ghana exercising its right to back-in to a 10% ownership of CGML, at no cost, the Company will hold a 90% interest in CGML with the Government of Ghana holding 10%.

Tasiast Gold Mine

The Tasiast Gold Mine comprises one mining lease held through the Company’s 100% owned subsidiary Tasiast Mauritanie Limited SA (“TMLSA”).

Other Exploration Projects

The Company owns interests in a number of other exploration properties in Ghana, Mauritania and Côte d’Ivoire. These interests are represented by various prospecting licenses and option agreements. During the year, the Company wrote off $2.1 million (2008: $849,000) of previously deferred exploration costs relating to Ghanaian properties whose interest was relinquished or no longer deemed prospective.

8.	Bank Loan

Early in the year, the Company retired a bank loan collateralized by marketable securities and guarantees from its two operating subsidiaries.

During the year, the Company finalized a $30 million revolving facility, collateralized by a pledge of CGML and TMLSA shares, an assignment of advances to subsidiaries, and guarantees from CGML and TMLSA. Interest on the outstanding amount of this facility is charged at US LIBOR plus 3.75% per annum. Commitment fees vary between 1.0 and 1.25% per annum depending on the extent of utilization of the line. No funds were drawn from this facility during the year.

9.	Asset Retirement Obligations

Federal, state and local laws and regulations concerning environmental protection affect the Company’s operations. Under current regulations, the Company is required to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company’s provisions for future site closure and reclamation costs are based on known requirements at the present time. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

	Year Ended December 31, 2009			Year Ended
	Chirano	Tasiast	Total	December 31, 2008
Balance, beginning of year	$7,223	$2,545	$9,768	$9,144
Change in estimate	-	1,333	1,333	207
Incurred in the year	-	-	-	(86)
Accretion expense	289	102	391	503
Balance, end of year	$7,512	$3,980	$11,492	$9,768

The Company has calculated the fair value of the asset retirement obligation using a discount rate of 4.0%.

The estimated total future undiscounted cash flows to settle the asset retirement obligations are $10.0 and $5.5 million (December 31, 2008: $11.4 and $4.1 million) for Chirano and Tasiast, respectively, incurred over approximately eight to thirteen years.

10.	Share Capital

	(a)	The Company has an unlimited number of without par value common shares authorized for issuance.

Shares Issued and Outstanding:	Number of Shares		Amount
	Year ended December 31,
	2009	2008	2009	2008

Balance, beginning of year	206,095,970	187,814,970	$607,914	$556,920
Issued by short-form prospectus (i)	22,000,000	17,150,000	126,966	45,804
Issued on exercise of options	3,730,664	1,131,000	17,512	3,551
Fair value of options exercised (ii)	-	-	5,851	1,639
Balance, end of year	231,826,634	206,095,970	$758,243	$607,914

(i)
On February 12, 2009, the Company raised gross proceeds of $132.5 million (CAD $165 million) by issuing 22.0 million common shares at a price of CAD $7.50 per share under a short form prospectus financing.

On December 11, 2008, the Company raised gross proceeds of $48.6 million (CAD $60 million) by issuing 17,150,000 common shares at a price of CAD $3.50 per share under a short form prospectus financing.

(ii) Upon exercise of options the pro-rata carrying value is recognized in share capital and the contributed surplus is reduced accordingly.

Share issue costs under the short form prospectus financing completed during the year ended December 31, 2009 totaled $5.6 million (2008: $3.4 million).

(b)
As at December 31, 2009, the Company had only 1,849 common shares available under its existing stock option plan (the “Plan”) to grant new incentive stock options to directors, officers, employees and consultants of the Company. Accordingly, in the fourth quarter, the Company established a second stock option plan (the “New Plan”) under which the Company has an additional 8 million common shares available to grant stock options to directors, officers, employees and consultants. The New Plan is subject to approval by shareholders. The term of any option granted under both plans is fixed by the Board of Directors and may not exceed 10 years from the date of grant. No optionee shall be entitled to a grant of more than 10% of the Company’s outstanding issued shares. The vesting of options is at the discretion of the Board.

A summary of outstanding incentive stock options under both plans as at December 31, 2009 is as follows:

	Number of outstanding options	Weighted average exercise price (CAD $)	Weighted average remaining contractual life	Exercisable options
Range of exercise prices				Number of outstanding options	Weighted average exercise price (CAD $)
$5.56 - $6.25	1,830,000	6.08	0.8 year	1,830,000	6.08
$6.26 - $10.09	2,278,336	6.79	2.1 years	1,531,669	6.69
$10.09 - $13.29	1,625,000	12.90	3.7 years	50,000	10.10
	5,733,336	8.30	1.9 years	3,411,669	6.41

Changes in issued and outstanding options under the both plans were as follows:

	Year ended December 31, 2009		Year ended December 31, 2008
	Options outstanding	Weighted average exercise price (CAD $)	Options outstanding	Weighted average exercise price (CAD $)
Balance, beginning of year	7,379,000	5.84	7,595,000	5.34
Cancelled (i)	(1,025,000)	6.81	-	7.03
Exercised	(3,730,664)	5.30	(1,131,000)	3.42
Forfeited	(110,000)	6.08	(425,000)	7.09
Granted (i), (ii) and (iii)	3,220,000	9.92	1,340,000	7.03
Balance, end of year	5,733,336	8.30	7,379,000	5.84

	(i)	These options were granted subject to shareholders’ approval under the Plan in the early part of 2009 and were subsequently withdrawn.

	(ii)	It includes 1,175,000 stock options granted conditionally under the New Plan at an exercise price of CAD $13.29. The granting of these options is subject to shareholders’ approval.

(iii)
The weighted average fair value of the options granted during 2009 was $2.66 (2008: $2.32). The fair value related to the options described under (ii) will be measured as at the shareholders’ approval date.

The Company uses the Black-Scholes option pricing model in calculating the fair value of stock options. In 2009, the key assumptions used were a risk-free rate of between 0.5% and 2.2% (2008: 1.8% to 3.0%), an expected volatility of between 47% and 80% (2008: 36% to 53%), an expected option life of between one and four years, no dividend payments, and a forfeiture rate of between zero and 12%, adjusted for actual forfeitures if different.

At December 31, 2009, there was $1.8 million (December 31, 2008: $1.7 million) of unearned future compensation costs relating to unvested stock options expected to be recognized over the course of the next three years.

(c)
In the fourth quarter of 2009, the Company established a SAR’s Plan under which the Company can grant SAR’s up to a number equal to 2% of its issued and outstanding common shares to officers, employees and consultants or other eligible participants. Under the SAR’s Plan, SAR recipients are entitled to receive the cash value equal to the increase in the price of Red Back common shares between the time of grant and the time of the exercise of the SAR’s. The term and vesting conditions of any SAR granted under the plan is fixed by the Board of Directors. No SAR recipient is entitled to a grant of SAR’s exceeding 1% of the Company’s outstanding issued shares.

	Year ended December 31, 2009
	Outstanding SAR’s	Fair Value
Balance, December 31, 2008	-	$-
Granted	1,550,000	-
Change in value	-	1,513,077
Balance, December 31, 2009	1,550,000	$1,513,077

Unearned future compensation costs for unvested SAR’s expected to be recognized over the course of the next two years account for $1.2 million (December 31, 2008: $nil) of the above balance.

(d)
In the fourth quarter of 2009, the Company established a DSU’s Plan under which the Company can grant DSU’s up to a number equal to 1% of its issued and outstanding common shares to non-executive directors of the Board. Under the DSU’s Plan, DSU recipients are entitled to receive the cash value of Red Back common shares at the time of their retirement. The vesting conditions of any DSU granted under the plan are fixed by the Board of Directors.

	Year ended December 31, 2009
	Outstanding DSU’s	Fair Value
Balance, December 31, 2008	-	$-
Granted	99,000	1,382,297
Change in value	-	9,371
Balance, December 31, 2009	99,000	$1,391,668

(e)
In the fourth quarter of 2009, the Company also granted cash-settled share-based awards based on the increase in Red Back’s share price during the period of time in 2009 when no equity-based compensation plan was available to certain officers and employees. The estimated unearned future compensation costs relating to these incentive awards at December 31, 2009 was $4.9 million and is expected to be recognized over the course of the next two years.

11.	Contributed Surplus

	Year Ended December 31,
	2009	2008

Balance, beginning of year	$10,506	$8,146
Fair value of stock-based compensation	2,546	3,999
Fair value of options exercised	(5,851)	(1,639)
Balance, end of year	$7,201	$10,506

12.	Related Party Transactions

Transactions for the years ended December 31, 2009 and 2008 and year end balances with related parties not disclosed elsewhere in these financial statements are as follows:

	(a)	Paid $0.5 million (2008: $0.5 million) for management services provided by a company related to the President of the Company. At December 31, 2009 and 2008, $nil was due to this company.

	(b)	Paid $0.4 million (2008: $0.5 million) to a company controlled by a director for management services. At December 31, 2009 and 2008, $nil was due to this company.

	(c)	In 2009, received $1.2 million from the sale of a single gold bar to a company controlled by a director at the then prevailing spot market price of gold.

13.	Income Taxes

The estimation of the Company’s future tax assets and liabilities involves significant judgment around a number of assumptions. Judgment must be used to determine the Company’s future earning potential, and the expected timing of the reversal of future tax assets and liabilities. Further uncertainties are the result of interpretation of tax legislation in a number of jurisdictions which might differ from the ultimate assessment of the tax authorities. These differences may affect the final amount or the timing of the payment of taxes.

Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts recognized for income tax purposes. The significant components of the Company’s estimated future income tax assets and liabilities are as follows:

	December 31,
	2009	2008
Future income tax assets:
Non-capital loss carry-forwards	$11,102	$9,112
Capital assets	13,645	4,961
Deferred expenditures	15,293	17,143
Share issuance costs	3,553	2,945
	43,593	34,161
Valuation allowance	(25,423)	(25,188)
	18,170	8,973
Future income tax liabilities:
Capital assets	(24,053)	(8,241)
Marketable securities	-	(732)
Acquisition of Tasiast	(49,117)	(49,117)
	$(55,000)	$(49,117)

The non-capital loss carry-forwards have expiry dates ranging between 2010 and 2029.

The future income tax liability of $49.1 million relates to the excess of the fair value of Tasiast’s net assets over their tax costs, which has been substantially allocated to mineral properties. As the future amortization of this asset for accounting purposes will exceed the equivalent tax deduction, the Company recorded the future tax liability relating to this difference at time of acquisition in 2007.

As a result of a tax audit during 2009, CGML received a notice of re-assessment of prior years’ income tax returns denying approximately $90 million of past, current and future income tax deductions and imputing additional revenues of approximately $30 million, both related to the tax treatment of hedge contracts entered into in 2005 as part of the original bank project financing required for the construction of the Chirano Gold Mine. CGML is vigorously defending its original tax filing position. The final outcome of this matter is not determinable at this time. Should the reassessment be ultimately upheld, it would result in the recognition of additional future income tax liabilities of approximately $22 million.

Income tax expense differs from the amount that would result from applying the weighted average group statutory tax rates to income before income taxes. These differences are presented in the following table.

	Year Ended December 31,
	2009	2008

Net income before income taxes	$117,311	$57,394

Tax at the applicable rate of 26.6% (2008: 24.8%)	$31,163	$14,234
Non-taxable income	(19,768)	(17,657)
Unrecognized benefit of current year’s losses	810	1,444
Benefit of previously unrecognized items	(9,886)	(8,140)
Non-deductible expenses	5,831	5,612
Income tax expense (recovery)	$8,150	$(4,507)

14.	Segmented Information

	Year Ended December 31, 2009
	Ghana	Mauritania	Others	Total

Gold revenues	$164,960	$153,429	$-	$318,389

Operating costs and expenses	(78,008)	(64,613)	-	(142,621)
Depreciation, amortization and accretion	(20,644)	(37,354)	-	(57,998)
Profit from mining operations	66,308	51,462	-	117,770

Other income (costs)	(14,487)	1,638	4,241	(8,608)
Net income (loss)	$51,821	$53,100	$4,241	$109,162

	Year Ended December 31, 2008
	Ghana	Mauritania	Others	Total

Gold revenues	$104,965	$118,695	$-	$223,660

Operating costs and expenses	(60,653)	(56,594)	-	(117,247)
Depreciation, amortization and accretion	(13,065)	(31,410)	-	(44,475)
Profit from mining operations	31,247	30,691	-	61,938

Other income (costs)	(985)	3,712	(2,764)	(37)
Net income (loss)	$30,262	$34,403	$(2,764)	$61,901

	As at December 31, 2009
	Ghana	Mauritania	Others	Total

Current assets	$62,630	$69,666	$130,047	$262,343
Capital assets, net of depreciation and amortization	274,950	422,403	1,435	698,788
	337,580	492,069	131,482	961,131

Current liabilities	(21,166)	(16,115)	(6,904)	(44,185)
Non-current liabilities	(8,702)	(4,123)	(1,748)	(14,573)
Future income tax liabilities	(8,758)	(46,242)	-	(55,000)
	$298,954	$425,589	$122,830	$847,373

	As at December 31, 2008
	Ghana	Mauritania	Others	Total

Current assets	$36,430	$30,171	$45,278	$111,879
Capital assets, net of
depreciation and amortization	200,886	388,541	396	589,823
	237,316	418,712	45,674	701,702

Current liabilities	(18,051)	(15,812)	(30,974)	(64,837)
Non-current liabilities	(7,223)	(2,545)	-	(9,768)
Future income tax liabilities	-	(49,117)	-	(49,117)
	$212,042	$351,238	$14,700	$577,980

	Additions to Property Plant and Equipment
	Ghana	Mauritania	Others	Total

Year ended December 31, 2009	$41,499	$39,403	$-	$80,902

Year ended December 31, 2008	$37,578	$64,548	$-	$102,126

The Company operates only in the gold sector.

15.	Commitments

As at December 31, 2009, the Company had purchase commitments totaling approximately $17.1 million (December 31, 2008: $16.3 million) including $8 million for Tasiast’s 2010 expansion fees.

16.	Management of Capital

The Company’s objectives in managing its capital resources are to safeguard the entity’s ability to continue as a going concern and, thereby, maximize returns to shareholders in the context of the market. The Company satisfies its capital requirements through careful management of its cash resources and by utilizing bank indebtedness or equity issues, as necessary, based on the prevailing economic conditions of both the industry and the capital markets and the underlying risks characteristics of the related assets.

Red Back has recently completed capital expansion programs at its two mining operations. The Company has funded these programs from operating cash flow and existing treasury. Management has also finalized a corporate bank debt facility to provide it with additional flexibility in pursuing internally generated growth initiatives, or responding to new opportunities.

The Company is not currently subject to any externally imposed requirements on its shareholders’ equity and there has been no change with respect to the overall capital risk management strategy during the year ended December 31, 2009.

SCHEDULE C
UNAUDITED INTERIM FINANCIAL STATEMENTS OF RED BACK
FOR THE THREE AND SIX MONTH PERIOD ENDED JUNE 30, 2010

(See attached)

RED BACK MINING INC.
INTERIM CONSOLIDATED BALANCE SHEETS
(in Thousands of United States Dollars, Unaudited)

	June 30,	December 31,
	2010	2009

ASSETS
Current assets
Cash and cash equivalents	$730,488	$150,471
Accounts receivable	38,634	32,795
Marketable securities (Note 2)	1,526	-
Inventories (Note 3)	87,546	76,779
Prepaid expenses	5,132	2,298
	863,326	262,343

Deferred charges	307	490
Property, plant and equipment, net (Note 4)	284,877	269,246
Mineral properties and related expenditures (Note 5)	478,306	429,052

	$1,626,816	$961,131

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$43,355	$43,256
Taxes payable	1,073	929
	44,428	44,185

Non current liabilities
Asset retirement obligations (Note 6)	11,722	11,492
Future income tax liability	64,128	55,000
Other liabilities	11,463	2,073
	87,313	68,565

Minority interest	3,549	1,008

Shareholders’ equity
Share capital (Note 7)	1,342,415	758,243
Contributed surplus (Note 8)	19,963	7,201
Accumulated other comprehensive income	7,217	15,099
Retained earnings	121,931	66,830
	1,491,526	847,373

	$1,626,816	$961,131

Commitments and contingency (Note 11)

Approved by the Board:

“Richard P. Clark”	“Lukas H. Lundin”
Director	Director

See accompanying notes to interim consolidated financial statements.

RED BACK MINING INC.
INTERIM CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
(in Thousands of United States Dollars, Unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2010	2009	2010	2009

Gold Sales	$131,047	$69,353	$241,043	$135,211
Costs and expenses
Operating	52,279	28,346	99,142	56,289
Depreciation and amortization	17,599	11,684	31,926	21,769
Accretion	115	134	230	269
Royalties	6,730	2,212	11,841	4,134

Profit from mining operations	54,324	26,977	97,904	52,750

General and administrative	3,162	2,198	5,224	3,487
Interest expense and bank charges	181	96	368	243
Stock based compensation	21,982	(255)	27,368	1,308
Write-off of exploration costs	-	-	166	-
Interest income	(899)	(431)	(1,146)	(627)
	24,426	1,608	31,980	4,411

Income before undernoted items	29,898	25,369	65,924	48,339

Gain on sale of securities	-	-	-	3,020
Foreign exchange gain	-	472	2,671	472
	-	472	2,671	3,492

Income before income taxes	29,898	25,841	68,595	51,831

Current income tax expense	1,078	-	1,826	-
Future income tax expense	5,387	1,175	9,128	1,820
	6,465	1,175	10,954	1,820

Net income before minority interest	23,433	24,666	57,641	50,011

Minority interest	1,500	-	2,540	-

Net income	21,933	24,666	55,101	50,011

Retained earnings, beginning of the period	99,998	(16,987)	66,830	(42,332)

Retained earnings, end of the period	$121,931	$7,679	$121,931	$7,679

Income per common share – basic	$0.09	$0.11	$0.23	$0.22

Income per common share – diluted	$0.09	$0.11	$0.23	$0.22

Weighted average number of shares outstanding:
– basic	247,519,214	229,490,917	239,834,436	223,840,535

– diluted	250,661,197	231,193,423	242,740,664	225,127,826

See accompanying notes to interim consolidated financial statements.

RED BACK MINING INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in Thousands of United States Dollars, Unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2010	2009	2010	2009

Cash flows from operating activities
Net income	$21,933	$24,666	$55,101	$50,011
Items not affecting cash
Amortization and depreciation	17,603	11,689	31,933	21,778
Accretion	115	134	230	269
Deferred charges	103	33	183	33
Foreign exchange gain	-	(472)	(2,671)	(472)
Future income taxes	5,387	1,175	9,128	1,820
Gain on sale of marketable securities	-	-	-	(3,020)
Minority interest	1,500	-	2,540	-
Shares issued as a donation (note 7(a)(ii))	-	-	484	-
Stock based compensation	21,360	(255)	23,808	1,308
Write-off of exploration costs	-	-	166	-
	68,001	36,970	120,902	71,727
Net changes in non-cash working capital items
Accounts receivable and prepaid expenses	(6,730)	(880)	(8,673)	(1,884)
Inventories	(7,992)	(6,171)	(10,767)	(7,686)
Accounts payable and accrued liabilities	10,151	(4,805)	(972)	(7,472)
	63,430	25,114	100,490	54,685
Cash flows used in investing activities
Mineral properties and related expenditures	(35,141)	(21,646)	(66,520)	(42,724)
Purchase of property, plant and equipment	(27,191)	(17,676)	(29,370)	(42,543)
Purchase of marketable securities	(954)	-	(954)	-
Proceeds from sale of marketable securities	-	-	-	26,297
	(63,286)	(39,322)	(96,844)	(58,970)
Cash flows from financing activities
Common shares issued	578,550	5,688	582,154	134,870
Debt repayment	-	-	-	(28,000)
Deferred charges	-	(700)	-	(700)
	578,550	4,988	582,154	106,170
Effect of exchange rate changes on translation of cash denominated in a currency other than the US dollar	(8,921)	11,696	(5,783)	13,088

Increase in cash	569,773	2,476	580,017	114,973

Cash and cash equivalents, beginning of the period	160,715	134,702	150,471	22,205

Cash and cash equivalents, end of the period	$730,488	$137,178	$730,488	$137,178

See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in Thousands of United States Dollars, Unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2010	2009	2010	2009

Income for the period	$21,933	$24,666	$55,101	$50,011
Gain on marketable securities reclassified to net income on realization	-	-	-	(5,044)
Foreign exchange gain on net assets denominated in a currency other than the US dollars reclassified to net income on realization	-	(472)	(2,671)	(472)
Unrealized gain on marketable securities available for sale, net of applicable future income taxes	572	-	572	-
Unrealized foreign exchange gain (loss) on net assets denominated in a currency other than the US dollar	(8,921)	11,696	(5,783)	13,088
Total other comprehensive income	(8,349)	11,224	(7,882)	7,572

Comprehensive income for the period	$13,584	$35,890	$47,219	$57,583

See accompanying notes to interim consolidated financial statements.

RED BACK MINING INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009
(Tables in Thousands of United States Dollars, Unaudited)

1.	Nature of Operations and Basis of Presentation

Red Back Mining Inc. (“Red Back” or the “Company”) is a mineral resource corporation engaged in operating, exploring, acquiring and developing mineral properties. The Company currently owns two gold mines in West Africa. In Ghana, it holds a 100% interest in the producing Chirano Gold Mine (“Chirano”). Upon the Government of Ghana exercising its right to back-in to a 10% ownership of Chirano Gold Mines Limited (“CGML”), at no cost, the Company will hold a 90% interest in Chirano with the Government of Ghana holding 10%. In Mauritania, the Company holds a 100% interest in the Tasiast Gold Mine (“Tasiast”). The Company also holds various other exploration properties in Ghana, Mauritania and Côte D’ Ivoire.

The interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles applicable to interim financial statements. They follow accounting policies and methods of their application consistent with the annual consolidated financial statements as at December 31, 2009, but they do not conform in all respects with the disclosure requirements of generally accepted accounting principles for annual financial statements. Accordingly, they should be read in conjunction with the Company’s December 31, 2009 annual consolidated financial statements.

2.	Marketable Securities

Marketable securities consist of shares in a public company that has been classified as available for sale financial assets. They are recorded at their fair value of CAD $0.80, calculated based on the June 30, 2010 closing price on the relevant stock exchange. The Company’s original cost of the shares was CAD $0.50 per share.

3.	Inventories

	June 30, 2010	December 31, 2009

Stockpile ore	$27,290	$24,059
Dump leach material	6,010	4,521
Gold in circuit	5,071	3,442
Gold in safe	2,784	4,718
Materials and supplies	46,391	40,039
	$87,546	$76,779

4.	Property, Plant and Equipment

	June 30, 2010			December 31, 2009
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value
Plant and equipment	$297,907	$53,641	$244,266	$287,540	$39,706	$247,834
Motor vehicles	4,845	2,769	2,076	4,284	2,406	1,878
Buildings	11,647	2,461	9,186	11,475	1,921	9,554
Construction in progress	29,349	-	29,349	9,980	-	9,980
	$343,748	$58,871	$284,877	$313,279	$44,033	$269,246

5.	Mineral Properties and Related Expenditures

			Other
	Chirano	Tasiast	Projects	Total

Balance, December 31, 2008	$126,016	$249,276	$6,106	$381,398
Exploration and evaluation costs	6,302	15,868	2,206	24,376
Development expenditure	49,207	12,392	-	61,599
Change in estimated asset retirement obligations	-	1,333	-	1,333
Amortization	(13,765)	(23,779)	-	(37,544)
Write-off of deferred exploration costs	-	-	(2,110)	(2,110)
Balance, December 31, 2009	$167,760	$255,090	$6,202	$429,052
Exploration and evaluation costs	8,185	18,235	1,026	27,446
Development expenditure	31,852	7,222	-	39,074
Amortization	(10,309)	(6,791)	-	(17,100)
Write-off of deferred exploration costs	-	-	(166)	(166)
Balance, June 30, 2010	$197,488	$273,756	$7,062	$478,306

Included in the above balance for Chirano are $42.1 million (December 31, 2009: $32.1 million) of stripping costs incurred subsequent to commencement of production. Amortization of these costs during the three and six months ended June 30, 2010 amounted to $2.6 million and $3.4 million respectively (June 30, 2009: $nil).

Chirano Gold Mine

Chirano comprises one mining lease and one prospecting license held through the Company’s 100% owned subsidiary, CGML. Upon the Government of Ghana exercising its right to back-in to a 10% ownership of CGML, at no cost, the Company will hold a 90% interest in CGML with the Government of Ghana holding 10%.

Tasiast Gold Mine

Tasiast comprises one mining lease held through the Company’s 100% owned subsidiary Tasiast Mauritanie Limited SA (“TMLSA”).

Other Exploration Projects

The Company owns interests in a number of other exploration properties in Ghana, Mauritania and Côte D’Ivoire. These interests are represented by various prospecting licenses and option agreements. Exploration on these properties is ongoing.

6.	Asset Retirement Obligations

	Six Months Ended June 30, 2010			Year Ended
	Chirano	Tasiast	Total	December 31, 2009

Balance, beginning of period	$7,512	$3,980	$11,492	$9,768
Change in estimate	-	-	-	1,333
Accretion expense	150	80	230	391
Balance, end of period	$7,662	$4,060	$11,722	$11,492

The Company has calculated the fair value of the asset retirement obligations using a discount rate of 4.0%.

7.	Share Capital

(a)	The Company has an unlimited number of without par value common shares authorized of issuance.

Shares Issued and Outstanding:	Six Months Ended June 30, 2010		Year Ended December 31, 2009
	Number of Shares	Amount	Number of Shares	Amount

Balance, beginning of period	231,826,634	$758,243	206,095,970	$607,914
Issued by short-form prospectus (i)	-	-	22,000,000	126,966
Issued as a share donation (ii)	28,250	484	-	-
Issued by private placement (iii)	24,000,000	576,797	-	-
Issued on exercise of options	827,000	5,357	3,730,664	17,512
Fair value of options exercised (iv)	-	1,534	-	5,851
Balance, end of period	256,681,884	$1,342,415	231,826,634	$758,243

(i)
On February 12, 2009, the Company raised gross proceeds of $132.5 million (CAD $165 million) by issuing 22.0 million common shares at a price of CAD $7.50 per share under a short form prospectus financing.

	(ii)	On March 1, 2010 the Company made a donation of 28,250 common shares from treasury at a total deemed fair value of approximately CAD $500,000.

	(iii)	On May 7, 2010, the Company raised gross proceeds of $577 million (CAD $600 million) by issuing 24.0 million common shares at a price of CAD $25 per share under a private placement financing.

	(iv)	Upon exercise of options the pro-rata carrying value is recognized in share capital and the contributed surplus is reduced accordingly.

(b)
The Company has two stock option plans (the “2007 Plan” and the “2009 Plan”) to grant incentive stock options to directors, officers, employees and consultants of the Company. The term of any option granted under both plans is fixed by the Board of Directors and may not exceed 10 years from the date of grant. No optionee shall be entitled to a grant of more than 10% of the Company’s outstanding issued shares. The vesting of options is at the discretion of the Board.

Changes in the number of issued and outstanding options are outlined in the table below:

	Six Months Ended		Year Ended
	June 30, 2010		December 31, 2009
		Weighted		Weighted
		Average		Average
	Options	Exercise Price	Options	Exercise Price
	Outstanding	(CAD $)	Outstanding	(CAD $)

Balance, beginning of period	5,733,336	8.30	7,379,000	5.84
Cancelled	-	-	(1,025,000)	6.81
Exercised	(827,000)	6.79	(3,730,664)	5.30
Forfeited	(225,000)	8.49	(110,000)	6.08
Granted	1,630,000	27.28	3,220,000	9.92
Balance, end of period	6,311,336	13.39	5,733,336	8.30

The Company used the Black-Scholes option pricing model in calculating the fair value of stock options granted in the period. The key assumptions used were a risk-free rate of 1.6% to 2.3% (2009: 0.5% - 2.2%), an expected volatility of 42% to 76% (2009: 47% - 80%), an expected option life of one to four years (2009: one to four years), no dividend payments, and a forfeiture rate of 0% to 12% (2009: 0% - 12%).

At June 30, 2010, there was $21.2 million (December 31, 2009: $1.8 million) of unearned future compensation costs relating to unvested stock options expected to be recognized over the course of the next three years.

(c)
The Company has a SAR’s Plan under which the Company can grant SAR’s up to a number equal to 2% of its issued and outstanding common shares to officers, employees and consultants or other eligible participants. Under the SAR’s Plan, SAR recipients are entitled to receive the cash value equal to the increase in the price of Red Back common shares between the time of grant and the time of the exercise of the SAR’s. The term and vesting conditions of any SAR granted under the plan is fixed by the Board of Directors. No SAR recipient is entitled to a grant of SAR’s exceeding 1% of the Company’s outstanding issued shares.

	Six Months Ended		Year Ended
	June 30, 2010		December 31, 2009
	Outstanding	Fair	Outstanding	Fair
	SAR’s	Value	SAR’s	Value

Balance, beginning of period	1,550,000	$1,442	-	$-
Exercised	(63,000)	(563)	-	-
Forfeited	(150,000)	(442)	-	-
Granted	325,000	-	1,550,000	-
Change in value	-	17,621	-	1,442
Balance, end of period	1,662,000	$18,058	1,550,000	$1,442

Unearned future compensation costs for unvested SAR’s expected to be recognized over the course of the next two years account for $10.5 million (December 31, 2009: $1.2 million) of the above balance.

(d)	The Company has a DSU’s Plan under which the Company can grant DSU’s up to a number equal to 1% of its issued and outstanding common shares to non-executive directors of the Board. Under the DSU’s Plan, DSU recipients are entitled to receive the cash value of Red Back common shares at the time of their retirement. The vesting conditions of any DSU granted under the plan are fixed by the Board of Directors.

	Six Months Ended June 30, 2010		Year Ended December 31, 2009
	Outstanding DSU’s	Fair Value	Outstanding DSU’s	Fair Value

Balance, beginning of period	99,000	$1,392	-	$-
Granted	52,000	1,334	99,000	1,383
Redeemed	(16,000)	(316)	-	-
Change in value	-	1,055	-	9
Balance, end of period	135,000	$3,465	99,000	$1,392

(e)	In 2009, the Company granted cash-settled share-based awards based on the increase in Red Back’s share price during the period of time in 2009 when no equity-based compensation plan was available to certain officers and employees. The estimated unearned future compensation costs relating to these incentive awards at June 30, 2010 is $2.1 million (December 31, 2009: $4.9 million) and is expected to be recognized over the course of the next 6 to 12 months.

8.	Contributed Surplus

	Six Months Ended	Year Ended
	June 30, 2010	December 31, 2009

Balance, beginning of period	$7,201	$10,506
Fair value of stock-based compensation	14,296	2,546
Fair value of options exercised	(1,534)	(5,851)
Balance, end of period	$19,963	$7,201

9.	Related Party Transactions

During the six months ended June 30, 2010 the Company paid $0.6 million (June 30, 2009: $0.2 million) to a company controlled by a director for management services.  At June 30, 2010, $nil was due to this company.

10.	Segmented Information

	Three Months Ended June 30, 2010
	Ghana	Mauritania	Others	Total

Gold revenues	$68,074	$62,973	$-	$131,047

Operating costs and expenses	(36,846)	(22,163)	-	(59,009)
Depreciation, amortization and accretion	(9,130)	(8,584)	-	(17,714)
Profit from mining operations	22,098	32,226	-	54,324

Other income (costs)	(11,013)	(3,988)	(17,390)	(32,391)
Net income (loss)	$11,085	$28,238	$(17,390)	$21,933

	Six Months Ended June 30, 2010
	Ghana	Mauritania	Others	Total

Gold revenues	$117,889	$123,154	$-	$241,043

Operating costs and expenses	(65,014)	(45,969)	-	(110,983)
Depreciation, amortization and accretion	(15,355)	(16,801)	-	(32,156)
Profit from mining operations	37,520	60,384	-	97,904

Other income (costs)	(18,426)	(5,871)	(18,506)	(42,803)
Net income (loss)	$19,094	$54,513	$(18,506)	$55,101

	Three Months Ended June 30, 2009
	Ghana	Mauritania	Others	Total

Gold revenues	$34,685	$34,668	$-	$69,353

Operating costs and expenses	(17,187)	(13,371)	-	(30,558)
Depreciation, amortization and accretion	(4,218)	(7,600)	-	(11,818)
Profit from mining operations	13,280	13,697	-	26,977

Other income (costs)	(1,214)	(39)	(1,058)	(2,311)
Net income (loss)	$12,066	$13,658	$(1,058)	$24,666

	Six Months Ended June 30, 2009
	Ghana	Mauritania	Others	Total

Gold revenues	$67,175	$68,036	$-	$135,211

Operating costs and expenses	(36,217)	(24,206)	-	(60,423)
Depreciation, amortization and accretion	(7,157)	(14,881)	-	(22,038)
Profit from mining operations	23,801	28,949	-	52,750

Other income (costs)	(1,276)	(39)	(1,424)	(2,739)
Net income (loss)	$22,525	$28,910	$(1,424)	$50,011

	As at June 30, 2010
	Ghana	Mauritania	Others	Total

Current assets	$90,928	$87,311	$685,087	$863,326
Capital assets, net of depreciation and amortization	307,586	454,246	1,658	763,490
	398,514	541,557	686,745	1,626,816

Current liabilities	(25,201)	(17,164)	(2,063)	(44,428)
Non-current liabilities	(14,387)	(8,881)	(3,466)	(26,734)
Future income tax liabilities	(17,886)	(46,242)	-	(64,128)
	$341,040	$469,270	$681,216	$1,491,526

	As at December 31, 2009
	Ghana	Mauritania	Others	Total

Current assets	$62,630	$69,666	$130,047	$262,343
Capital assets, net of depreciation and amortization	274,950	422,403	1,435	698,788
	337,580	492,069	131,482	961,131

Current liabilities	(21,166)	(16,115)	(6,904)	(44,185)
Non-current liabilities	(8,702)	(4,123)	(1,748)	(14,573)
Future income tax liabilities	(8,758)	(46,242)	-	(55,000)
	$298,954	$425,589	$122,830	$847,373

	Additions to Property Plant and Equipment
	Ghana	Mauritania	Others	Total

Period ended June 30, 2010	$8,480	$21,989	$-	$30,469

Period ended June 30, 2009	$17,020	$23,015	$-	$40,035

The Company operates only in the gold sector.

11.	Commitments and contingencies

At June 30, 2010, the Company had purchase commitments totaling approximately $53.8 million (December 31, 2009: $17.1 million) of which approximately $39 million is for mining fleet expansion at Tasiast.

Late in 2009, CGML received a notice of re-assessment of prior years’ income tax returns denying approximately $90 million of past, current and future income tax deductions and imputing additional revenues of approximately $30 million, both related to the tax treatment of hedge contracts entered into in 2005 as part of the original bank project financing required for the construction of the Chirano Gold Mine. CGML is defending its original tax filing position. The final outcome of this matter is not determinable at this time. Should the re-assessment be ultimately upheld, it would result in the recognition of additional future income tax liabilities of approximately $22 million.

12.	Management of Capital

The Company’s objectives in managing its capital resources are to safeguard the entity’s ability to continue as a going concern and, thereby, maximize returns to shareholders in the context of the market. The Company satisfies its capital requirements through careful management of its cash resources and by utilizing bank indebtedness or equity issues, as necessary, based on the prevailing economic conditions of both the industry and the capital markets and the underlying risks characteristics of the related assets.

Red Back continues with capital expansion programs at its two mining operations. The Company expects to fund these programs from operating cash flow and existing treasury. Red Back also has an undrawn $30 million corporate bank debt facility to provide it with additional flexibility in pursuing internally generated growth initiatives, or responding to new opportunities.

The Company is not currently subject to any externally imposed requirements on its shareholders’ equity and there has been no change with respect to the overall capital risk management strategy during the six month period ended June 30, 2010.

SCHEDULE D
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS FOR THE  SIX MONTHS ENDED JUNE 30, 2010 AND THE YEAR
ENDED DECEMBER 31, 2009

(See attached)

KINROSS GOLD CORPORATION

Pro Forma Condensed Consolidated Statement of Operations
Six months ended June 30, 2010
(Unaudited)
(in millions of United States dollars except per share amounts)

		Kinross Gold Corporation	Red Back Mining Inc.			Pro forma adjustments	Pro forma consolidated
			(Note 1)
				Note
Revenue
Metal sales		$1,354.2	$241.0			$0.0	$1,595.2

Operating costs and expenses
Cost of sales		567.3	111.0			0.0	678.3
Accretion and reclamation expense		10.4	0.2			0.0	10.6
Depreciation, depletion and amortization		241.5	31.9	4	a	33.0	306.4
		535.0	97.9			(33.0)	599.9
Other operating costs		14.2	-			0.0	14.2
Exploration and business development		45.6	-	4	b	27.4	73.0
General and administrative		61.3	32.6			0.0	93.9
Operating earnings		413.9	65.3			(60.4)	418.8
Other income - net		5.6	3.3			0.0	8.9
Earnings (loss) before taxes and other items		419.5	68.6			(60.4)	427.7
Income and mining taxes recovery (expense)		(146.6)	(11.0)	4	c	11.0	(146.6)
Equity in losses of associated companies		(4.0)	0.0			0.0	(4.0)
Non-controlling interest		(54.5)	(2.5)			0.0	(57.0)
Net earnings (loss)		$214.4	$55.1			$(49.4)	$220.1

Net earnings per share - basic	Note 5	$0.31					$0.20
Net earnings per share - diluted	Note 5	$0.31					$0.20

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

KINROSS GOLD CORPORATION
Pro Forma Condensed Consolidated Statement of Operations
Year ended December 31, 2009
(Unaudited)
(in millions of United States dollars except per share amounts)

		Kinross Gold Corporation	Red Back Mining Inc.			Pro forma adjustments	Pro forma consolidated
			(Note 1)
				Note
Revenue
Metal sales		$2,412.1	$318.4			$0.0	$2,730.5

Operating costs and expenses
Cost of sales		1,047.1	142.6			0.0	1,189.7
Accretion and reclamation expense		19.3	0.4			0.0	19.7
Depreciation, depletion and amortization		447.3	57.6	4	a	89.0	593.9
		898.4	117.8			(89.0)	927.2
Other operating costs		62.3	0.0			0.0	62.3
Exploration and business development		72.5	0.0	4	b	24.4	96.9
General and administrative		117.7	20.3			0.0	138.0
Operating earnings		645.9	97.5			(113.4)	630.0
Other income (expense) - net		(74.3)	20.9			0.0	(53.4)
Earnings (loss) before taxes and other items		571.6	118.4			(113.4)	576.6
Income and mining taxes recovery (expense)		(150.8)	(8.2)	4	c	12.9	(146.1)
Equity in losses of associated companies		(8.6)	0.0			0.0	(8.6)
Non-controlling interest		(102.3)	(1.0)			0.0	(103.3)
Net earnings(loss)		$309.9	$109.2			$(100.5)	$318.6

Net earnings per share - basic	Note 5	$0.45					$0.29
Net earnings per share - diluted	Note 5	$0.44					$0.29

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

KINROSS GOLD CORPORATION
Notes to the Pro Forma Condensed Consolidated Financial Statements
Six months ended June 30, 2010 and year ended December 31, 2009
(Unaudited)

(in millions of United States dollars unless otherwise stated)

1. BASIS OF PRESENTATION

The unaudited pro forma consolidated statements of operations for the six month period ended June 30, 2010 and for the year ended December 31, 2009 have been prepared by management of Kinross in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for illustrative purposes only, to show the effect of the completed plan of arrangement entered into with Red Back Mining Inc. (“Red Back”), more fully described in Note 3, whereby Red Back common shareholders exchanged each Red Back common share for 1.778 common shares of Kinross plus 0.11 of a Kinross common share purchase warrant, resulting in the acquisition of Red Back by Kinross.

These unaudited pro forma consolidated financial statements have been compiled from and include:
a)	An unaudited pro forma consolidated statement of operations for the six months ended June 30, 2010 combining:
	i)	the unaudited consolidated statement of operations of Kinross for the six months ended June 30, 2010; and
	ii)	the unaudited consolidated statement of operations of Red Back for the six months ended June 30, 2010.
b)	An unaudited pro forma consolidated statement of operations for the year ended December 31, 2009 combining:
	i)	the consolidated statement of operations of Kinross for the year ended December 31, 2009; and
	ii)	the consolidated statement of operations of Red Back for the year ended December 31, 2009.

The unaudited pro forma consolidated statements of operations for the six months ended June 30, 2010 and for the year ended December 31, 2009 have been prepared as if the transactions described in Note 3 had occurred on January 1, 2009.

It is management’s opinion that these unaudited pro forma consolidated financial statements present in all material respects, the transactions, assumptions and adjustments described in Notes 3 and 4, in accordance with Canadian GAAP.  The accounting policies used in the preparation of these statements are consistent with Kinross’ accounting policies for the year ended December 31, 2009.  These unaudited pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Kinross which would have actually resulted had the transactions been effected on the dates indicated.  Actual amounts recorded upon finalization of the preliminary allocation of the purchase price will likely differ from those recorded in the unaudited pro forma consolidated financial statements.  Any potential synergies that may be realized and costs that may be incurred in the process of integrating of the transactions have been excluded from the unaudited pro forma financial statement information.  Further, the unaudited pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

Certain elements of the Red Back consolidated financial statements have been reclassified to provide a consistent format.

These unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of Kinross and Red Back.

KINROSS GOLD CORPORATION
Notes to the Pro Forma Condensed Consolidated Financial Statements
Six months ended June 30, 2010 and year ended December 31, 2009
(Unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES
The accounting policies used in the preparation of these unaudited pro forma consolidated financial statements are those as set out in Kinross’ audited consolidated financial statements for the year ended December 31, 2009.  In preparing the unaudited pro forma consolidated financial information a review was undertaken to identify accounting policy differences between Kinross and Red Back where the impact was potentially material and could be reasonably estimated.  Further accounting policy differences may be identified during the course of integrating the acquisition. The significant accounting policies of Red Back are believed to conform in all material respects to those of Kinross, except as noted in Note 4.

3. BUSINESS ACQUISITION
On September 17, 2010, Kinross completed its acquisition of Red Back through a plan of arrangement, whereby Kinross acquired all of the issued and outstanding common shares of Red Back that it did not already own.

Red Back shareholders received 1.778 common shares, plus 0.11 of a Kinross common share purchase warrant for each Red Back common share held.  As a result of the transaction, Kinross issued 416.4 million common shares and 25.8 million common share purchase warrants. Kinross also issued 8.7 million fully vested replacement options to acquire Kinross common shares to previous Red Back option holders.

The business combination has been accounted for as a purchase transaction, with Kinross being identified as the acquirer and Red Back as the acquiree.

These unaudited pro forma consolidated financial statements assume the cost of acquisition includes the fair value of the Kinross shares issued, based on the issuance of 416.4 million Kinross shares at $15.73 per share, the issuance of 25.8 million Kinross common share purchase warrants valued at $117.7 million, the issuance of 8.7 million fully vested replacement stock options to acquire Kinross common shares valued at $69.8 million, and Kinross’ estimated transaction costs of $41.5 million, equalling a total price of $7,358.6 million.  The price of the Kinross common shares was calculated at the average share price of Kinross two days before, the day of, and two days after August 2, 2010, the date of announcement.  The Kinross common share purchase warrants and Kinross replacement stock options have been valued using the Black-Scholes option pricing model.

The purchase consideration also includes CDN$600 million ($580.3 million) paid to Red Back on May 7, 2010 for 24 million common shares of Red Back.

The following table sets forth a preliminary allocation of the purchase price to assets and liabilities acquired, based on preliminary estimates of fair value.  Final valuations of assets and liabilities are not yet complete due to the timing of the acquisition and the inherent complexity associated with the valuations. This is a preliminary purchase price allocation and therefore subject to adjustment over the period to completion of the valuation process and analysis of resulting tax effects.

KINROSS GOLD CORPORATION
Notes to the Pro Forma Condensed Consolidated Financial Statements
Six months ended June 30, 2010 and year ended December 31, 2009
(Unaudited)
Purchase price	(millions)
416.4 million common shares of Kinross	$6,549.3
25.8 million Kinross common share purchase warrants	117.7
Cost of shares previously acquired	580.3
Fair value of 8.7 million Kinross replacement options	69.8
Transaction costs	41.5
$7,358.6
Net assets acquired
Current assets	$884.8
Property, plant, equipment and mining interests	1,765.8
Future tax liabilities	(311.5)
Other liabilities	(137.7)
Non-controlling interest	(3.9)
Goodwill	5,161.1
$7,358.6

4. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS
The unaudited pro forma consolidated statements of operations reflect the following adjustments as if the acquisition of Red Back had occurred on January 1, 2009:
a.	To increase depreciation expense to reflect depreciation of the fair value increment on property, plant and equipment.
b.	To expense exploration costs that had been deferred.
c.	To record tax impact of a. and b. above

KINROSS GOLD CORPORATION
Notes to the Pro Forma Condensed Consolidated Financial Statements
Six months ended June 30, 2010 and year ended December 31, 2009
(Unaudited)

5. PRO FORMA EARNINGS PER SHARE

The weighted average shares outstanding have been adjusted to reflect the additional shares resulting from transactions described in Notes 3 and 4 effective January 1, 2009.

Basic earnings per share
	Six months	Year ended
	ended June 30,	December 31,
	2010	2009

Weighted average number of Kinross shares outstanding for the period - basic	697.6	691.5
Adjustment to reflect acquisition of Red Back effective January 1, 2009	416.4	416.4

Pro forma weighted average number of shares outstanding for the period - basic	1,114.0	1,107.9

Pro forma adjusted net earnings	$220.1	$318.6

Pro forma adjusted basic earnings per share	$0.20	$0.29
Diluted earnings per share

	Six months	Year ended
	ended June 30,	December 31,
	2010	2009

Pro forma weighted average number of shares outstanding for the period - basic	1,114.0	1,107.9
Dilutive effects of Kinross stock options, restricted shares and warrants	3.7	5.0
Dilutive effects of instruments issued in the transaction (1)	4.1	4.1

Pro forma weighted average number of shares outstanding for the period - diluted	1,121.8	1,117.0

Pro forma adjusted net earnings	$220.1	$318.6

Pro forma adjusted diluted earnings per share	$0.20	$0.29

(1) Represents dilutive impact of stock options issued on the transaction. Warrants issued on the transaction have been excluded as they are anti-dilutive.